Press Release

Sanofi Delivers Solid Sales and Business EPS Growth at CER Amidst Successful Product Launches and Advancements in Immunology Pipeline
Paris, February 1, 2024
Q4 2023 sales growth of 9.3% at CER and business EPS(1) increase of 8.2% at CER
•Specialty Care grew 13.7% driven by Dupixent and ALTUVIIIO launch performance, more than offsetting competition from generics of Aubagio in all key markets
•Vaccines sales increased strongly (up 21.1%) mainly as a result of the unprecedented uptake of Beyfortus, reaching €410 million in the second quarter of its launch
•General Medicines decline moderated (down 2.4%), reflecting accelerated growth of core assets (up 6.3%), offset by lower sales of Lantus and non-core asset divestment
•CHC rose 8.5% due to Digestive Wellness and Physical and Mental Wellness which benefited from Qunol acquisition
Full-year 2023 delivered 5.3% sales growth and 5.4% business EPS growth at CER
•Sales reached €43,070 million driven by Dupixent (€10,715 million, +34.0%, adding €2.8bn at CER), Vaccines (up 8.3%) which benefited from strong launch performance of Beyfortus (€547 millions) and CHC (+6.3%)
•Business EPS(1) of €8.11 down 1.8% on a reported basis and up 5.4% at CER
•IFRS EPS of €4.31 (down 35.6%) mainly reflecting an impairment loss of technology assets resulting from de-prioritization of R&D programs and a charge related to the liability remeasurement of expected future royalty payments on U.S. Beyfortus sales, which mainly occurred in Q4
•Board held on January 31, proposes annual dividend of €3.76 an increase of 5.6%
R&D transformation and Key milestones in Q4
•Strong pipeline including record 12 blockbuster opportunities under clinical evaluation detailed at recent R&D Day
•Dupixent submitted for COPD (Chronic Obstructive Pulmonary Disease) in the U.S., EU, and China
•Sarclisa delivered positive phase 3 results in 1L transplant-ineligible Multiple Myeloma (IMROZ)
Progress on Corporate Social Responsibility strategy in Q4
•Sanofi Global Health Unit announced three new investments through its Impact Fund to support healthcare start-ups in Sub-Saharan Africa
•Sanofi at COP28: supporting the decarbonization of healthcare systems
Full-year 2024 business EPS guidance
•Sanofi expects 2024 business EPS(1) to remain roughly stable excluding the impact of an expected effective tax rate increase to 21% and decrease low single-digit(2) at CER including the higher expected tax rate, barring unforeseen major adverse events. Applying average January 2024 exchange rates, the currency impact on 2024 business EPS is estimated between -3.5% to -4.5%.
Paul Hudson, Sanofi Chief Executive Officer, commented:
“2023 marked a critical year on our journey to become a development-driven, tech-powered biopharma company committed to serving patients and accelerating growth. We have delivered another year of strong underlying performance of our core drivers in Specialty Care and Vaccines supported by the outstanding launch execution of Beyfortus, Altuviiio and Tzield. With scientific news flow at an all-time high, pipeline advances and 12 potential blockbusters in late-stage development including amlitelimab, frexalimab and tolebrutinib, our R&D transformation has reached an inflection point on the road to industry leadership in immunology. Looking forward, we remain committed to investing in R&D to fully unlock the value of our pipeline, powered by AI at scale, and continue to focus on our expected launch opportunities such as Dupixent in COPD. At the same time, we are taking steps to become a pure-play biopharma company with more than €10bn sales contribution from Pharma launches by 2030(4).”

	Q4 2023	Change	Change at CER	2023	Change	Change at CER
IFRS net sales reported	€10,919m	+1.8%	+9.3%	€43,070m	+0.2%	+5.3%
IFRS net income reported	-€555m	-117.8%	_	€5,400m	-35.5%	—
IFRS EPS reported	-€0.44	-117.7%	_	€4.31	-35.6%	—
Free cash flow(3)	€3,496m	+37.3%	_	€8,478m	-0.1%	—
Business operating income	€2,583m	-5.2%	+5.3%	€12,670m	-2.8%	+4.3%
Business net income(1)	€2,083m	-2.7%	+8.2%	€10,155m	-1.8%	+5.5%
Business EPS(1)	€1.66	-2.9%	+8.2%	€8.11	-1.8%	+5.4%
Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-IFRS financial measure (definition in Appendix 9). The consolidated income statement for Q4 2023 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2023 business EPS was €8.11; (3) Free cash flow is a non-IFRS financial measure (definition in Appendix 9). (4) Risk-adjusted net sales at CER . Already launched: ALTUVIIIO, TZIELD, Sarclisa, Nexviazyme, Rezurock, Xenpozyme, Enjaymo, Cablivi; Potential launches tolebrutinib, itepekimab, amlitelimab, frexalimab, rilzabrutinib, lunsekimig, Oral TNFR1si

2023 fourth quarter and full-year summary
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the fourth quarter of 2023, on a reported basis, Sanofi sales were €10,919 million, up 1.8%. Exchange rate movements had a negative effect of 7.5 percentage points. At CER, company sales were up 9.3%.
In 2023, Sanofi sales reached €43,070 million, up 0.2% on a reported basis. Exchange rate movements had a negative effect of 5.1 percentage points. At CER, company sales were up 5.3%.
Global Business Units
Fourth quarter 2023 net sales by Global Business Unit (growth at CER; in € million; % of total sales)
Business operating income
Fourth-quarter 2023 business operating income (BOI) decreased 5.2% to €2,583 million. At CER, BOI increased 5.3%. The ratio of BOI to net sales decreased 1.7 percentage points (ppts) to 23.7% (down 0.9 ppts to 24.5% at CER).
In 2023, BOI decreased 2.8% to €12,670 million. At CER, BOI increased 4.3%. The ratio of business operating income to net sales decreased 0.9 ppts to 29.4% (down 0.2 ppt to 30.1% at CER).
Acquisitions and major collaborations
On November 9, Sanofi announced the completion of closing for its collaborative agreements with Janssen Pharmaceuticals, Inc., a Johnson & Johnson company, to develop and commercialize SP0282, the 9-valent vaccine candidate for extraintestinal pathogenic E. coli (ExPEC9V).
On November 30, Sanofi announced the completion of closing for its collaborative agreements with Teva Pharmaceuticals, to develop and co-commercialize asset TEV'574, currently in Phase 2b clinical trials for the treatment of ulcerative colitis and Crohn's disease, two types of inflammatory bowel disease.
Sales by geographic region

Sanofi sales (€ million)	Q4 2023	Change at CER	2023	Change at CER
United States	4,876	+10.1%	18,512	+4.8%
Europe	2,651	+0.6%	10,392	+4.3%
Rest of the World	3,392	+14.7%	14,166	+6.5%
of which China	644	+19.2%	2,912	+0.4%
1 See Appendix 9 for definitions of financial indicators

In the U.S., fourth-quarter sales increased 10.1% to €4,876 million. The strong performance of Dupixent as well as the launches of Beyfortus and ALTUVIIIO were partially offset by the impact of generic competition on Aubagio and Mozobil as well as lower sales of influenza vaccines and Lantus.
In Europe, fourth-quarter sales were up 0.6% (to €2,651 million) driven by Dupixent, and the launch of Beyfortus, which were partially offset by the impact of generic competition on Aubagio and lower sales of Lantus and CHC.
In the Rest of World region, fourth-quarter sales increased 14.7% (to €3,392 million), mainly driven by Dupixent, General Medicines core assets, influenza Vaccines and CHC. Sales in China increased 19.2% to €644 million driven by Dupixent, Toujeo and Plavix.
Biopharma
The Biopharma segment includes the Global Business Units Specialty Care, General Medicines and Vaccines. Please also see Appendix 1 and 2 for the comprehensive segment reporting.
In the fourth quarter, Biopharma sales increased 9.4% to €9,704 million, driven by Specialty Care (up 13.7%) and Vaccines (up 21.1%) while General Medicines decreased 2.4%.
In 2023, Biopharma sales increased 5.1% to €37,890 million driven by Specialty Care and Vaccines growth, partially offset by lower sales of non-core assets in General Medicines.
Specialty Care

Net sales (€ million)	Q4 2023	Change at CER	2023	Change at CER
Dupixent	2,990	+31.3%	10,715	+34.0%
Aubagio	121	-74.0%	955	-52.6%
Myozyme / Lumizyme	160	-20.4%	783	-15.1%
Fabrazyme	242	+9.2%	991	+11.2%
Cerezyme	134	+5.0%	687	+9.1%
Eloctate	103	-21.0%	471	-15.5%
Alprolix	142	+6.4%	540	+11.3%
Aldurazyme	62	+7.7%	279	+12.0%
Nexviazyme/Nexviadyme	131	+115.4%	425	+126.0%
Jevtana	77	-5.7%	320	-14.8%
Sarclisa	103	+30.2%	381	+37.1%
Cablivi	58	-3.2%	227	+10.0%
Xenpozyme	26	+58.8%	91	+347.6%
ALTUVIIIO	94	—%	159	—%
Enjaymo	23	+109.1%	72	+240.9%
In the fourth quarter, Dupixent (collaboration with Regeneron) sales increased 31.3% to €2,990 million. In the U.S., Dupixent sales of €2,299 million (up 28.2%) were driven by continued strong demand in the approved indications: atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis and prurigo nodularis. Dupixent total prescriptions (TRx) increased 30% (year-over-year) and new-to-brand prescriptions (NBRx) grew 24%. In Europe, fourth-quarter Dupixent® sales grew 32.5% to €329 million reflecting continued growth in AD, asthma and CRSwNP. In the Rest of World region, fourth-quarter sales reached €362 million, up 52.5%, driven mainly by sales in Japan and China. In 2023, Dupixent® sales reached €10,715 million, up 34.0%.
Aubagio sales decreased 74.0% in the fourth quarter to €121 million, reflecting competition from generics across all regions, including Europe where generics entered the market at the end of September 2023.
Fourth-quarter sales of the Pompe Franchise (Nexviazyme/Nexviadyme + Myozyme/Lumizyme) were at €291 million (up 11.0%). Nexviazyme/Nexviadyme sales were €131 million, up +115.4% (of which €76 million in the U.S.) driven by the conversion of Myozyme/Lumizyme in the eligible Pompe population (late-onset disease) and by new patient accruals. Conversely, Myozyme/Lumizyme sales decreased 20.4% to €160 million reflecting the conversion to Nexviazyme/Nexviadyme. Nexviazyme®/Nexviadyme sales now represent 45% of Global Pompe sales.
Fourth-quarter Fabrazyme sales increased 9.2% to €242 million, mainly reflecting new patient accruals across all three geographic regions, partially offset by unfavorable shipment patterns in the Rest of the World region.

Cerezyme /Cerdelga sales were up 7.4% to €209 million, reflecting growth in high inflationary countries (Argentina and Turkey) in the Rest of World region.
Eloctate sales were €103 million in the fourth quarter, down 21.0%, reflecting the uptake of ALTUVIIIO.
ALTUVIIIO, a once-weekly first-in-class high-sustained factor VIII therapy for hemophilia A that offers significant bleed protection, was launched at the end of March 2023 in the U.S. and generated sales of €94 million in the fourth quarter. ALTUVIIIO was launched in Japan in the fourth quarter.
Fourth-quarter Alprolix sales were €142 million, up 6.4%, driven by the U.S., which largely offset lower sales to Sobi recorded in the Rest of World region.
Sarclisa sales were €103 million, up 30.2%, driven by strong growth in the U.S. and the Rest of the Word region.
Fourth-quarter Jevtana sales decreased 5.7% to €77 million due to generic competition in Europe and lower sales in the U.S., reflecting increased competition.
Cablivi sales decreased 3.2% to €58 million in the fourth quarter primarily reflecting lower sales in the U.S.
Sales of Xenpozyme were €26 million in the fourth quarter driven by the U.S.
Fourth-quarter sales of Enjaymo were €23 million mainly generated in the U.S. and Japan.
General Medicines
Core assets2

Net sales (€ million)	Q4 2023	Change at CER	2023	Change at CER
Lovenox	263	-0.3%	1,125	-8.7%
Toujeo	278	+11.4%	1,123	+6.2%
Plavix	254	+13.1%	948	+4.4%
Thymoglobulin	112	+5.1%	478	+14.1%
Praluent	118	+26.0%	422	+15.2%
Multaq	87	-12.5%	344	-7.6%
Rezurock	86	+44.4%	310	+54.6%
TZIELD	10	—%	25	—%
In the fourth quarter, core assets sales increased 6.3% (to €1,576 million), mainly driven by the performance of Plavix, Toujeo, Rezurock, and Praluent partially offset by lower sales of Mozobil due to generic competition, which started in the U.S. in July 2023. In 2023, core asset sales increased by 3.3% to €6,270 million.
Fourth-quarter Lovenox sales remained roughly stable (-0.3%) to €263 million, reflecting biosimilar competition as well as VBP (Value Base Procurement) impact in China, which was largely offset by growth in some other countries in the rest of the World Region.
Fourth-quarter Toujeo sales increased 11.4% to €278 million driven by China where its market share now exceeds that of Lantus. In the U.S., sales decreased mainly due to a shift in channel mix, resulting in a lower average net price.
Plavix fourth quarter sales were up 13.1% to €254 million driven by China.
Praluent fourth-quarter sales were €118 million, up 26.0%, driven by Europe and the Rest of the Word region.
Sales of Rezurock were €86 million, up 44.4% in the fourth quarter driven by new patient adoption and improved patient adherence in the U.S.
In the fourth quarter, TZIELD sales were €10 million, reflecting the anticipated gradual ramp up in the U.S., which is supported by early patient identification programs. In 2023, consolidated sales of TZIELD were €25 million.
Mozobil sales were down 50.7% to €33 million in the fourth quarter, reflecting the entry of generic competition in the U.S. in July. Sanofi expects generic competition to enter the European market in 2024.
2 Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets.

Non-core assets
In the fourth quarter, non-core assets sales decreased 11.6% to €1,252 million, mainly due to lower sales of Lantus and divestments (-4.2 ppt). In 2023, non-core-asset sales decreased by 16.5% to €5,524 million.
Lantus sales were €277 million, down 24.9% in the fourth quarter. In the U.S., sales decreased 68.7% (to €34 million), reflecting lower net pricing as a result of a change in channel mix and a shelf-stock adjustment in anticipation of the previously announced 2024 U.S. list price decrease.
Vaccines

Net sales (€ million)	Q4 2023	Change at CER	2023	Change at CER
Influenza vaccines	741	-4.0%	2,669	-5.5%
Polio/Pertussis/Hib vaccines	434	+3.4%	2,165	-0.1%
Meningitis, Travel and endemic vaccines	242	+10.4%	1,170	+0.5%
Booster vaccines	139	-1.4%	598	+5.1%
Beyfortus	410	—%	547	—%
Others	20	-76.1%	325	+96.4%
In the fourth quarter, Vaccines sales increased 21.1% (to €1,986 million) driven by strong Beyfortus uptake partly offset by lower Influenza vaccines sales compared to last year and COVID-19 vaccines sales recorded in the fourth quarter of 2022. In 2023, Vaccines sales reached €7,474 million, up 8.3%.
Beyfortus sales reached €410 million in the fourth quarter, reflecting the progressive implementation of “All Infant Protection programs” in the U.S., France and Spain. In 2023, Beyfortus sales reached €547 million.
Influenza vaccines sales decreased 4.0% to €741 million in the fourth quarter due to lower vaccination rates and increased competition in the U.S. Rest of the World region increased 80.7% as a result of favorable delivery phasing compared to fourth quarter of 2022. Full-year 2023 influenza sales decreased 5.5% to €2,669 million.
Polio/Pertussis/Hib (PPH) vaccines sales increased 3.4% to €434 million driven by the favorable Pentacel CDC buying pattern in the U.S. and increased sales in Rest of the World region. In the U.S., Vaxelis became market leader in the three doses primary series market at the end of 2023. Vaxelis in-market sales are not consolidated and the profits are shared equally between Sanofi and Merck & Co.
Meningitis, Travel and endemic vaccines sales increased 10.4% (to €242 million) reflecting favorable CDC buying pattern in the U.S. while the divestment of the Japanese Encephalitis vaccine in 2022 impacted the Rest of the World Region.
Booster vaccines sales decreased 1.4% in the fourth quarter to €139 million, reflecting lower sales in the Rest of the World region.

Biopharma business operating income
In the fourth quarter, business operating income (BOI) of Biopharma decreased 2.8% to €2,279 million. At CER, Biopharma BOI was up 6.2% reflecting higher gross profit more than offsetting lower capital gains as compared to the fourth quarter of 2022 and litigation-related reserves. The ratio of BOI to net sales decreased 1.2 ppts to 23.5% (24.0% at CER).
In 2023 business operating income of Biopharma decreased 2.1% to €11,247 million (up 4.8% at CER). The ratio of BOI to net sales decreased 0.7 ppts to 29.7% (30.3% at CER).

R&D update at the end of the fourth quarter 2023
Regulatory update
•The supplemental Biologics License Application (sBLA) of Dupixent (dupilumab) in Chronic Obstructive Pulmonary Disease (COPD) in the U.S. was completed in December 2023 and for China in 2024, following its Marketing Authorization Application (MAA) submission in Europe. The submission was based on overwhelming positive results from an interim analysis of the Phase 3 replicate trial NOTUS, along with positive results from the previous Phase 3 trial BOREAS.

The NOTUS trial, evaluating Dupixent compared to placebo in adults currently on maximal standard-of-care triple inhaled therapy with uncontrolled COPD and evidence of type 2 inflammation, met its primary endpoint with overwhelming efficacy, showing significantly reduced exacerbations by 34% compared to placebo, confirming results from the landmark BOREAS pivotal trial. The results also proved that treatment with Dupixent led to rapid and significant improvements in lung function (by 139 mL from baseline in FEV1) compared to placebo (by 57 mL from baseline in FEV1) by 12 weeks and were sustained at 52 weeks.
•The U.S. Food and Drug Administration (FDA) accepted for review the sBLA of Kevzara for the treatment of Polyarticular Juvenile Idiopathic Arthritis, with a PDUFA date of June 10, 2024.
•The National Medical Products Administration (NMPA) in China approved Beyfortus (nirsevimab) for the prevention of respiratory syncytial virus (RSV) lower respiratory tract infection (LRTI) in neonates and infants entering or during their first RSV season.
•The European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive scientific opinion of Fexinidazole Winthrop as the first oral treatment of acute form of sleeping sickness (Trypanosoma brucei rhodesiense), a lethal form of this parasitic disease found in Eastern and Southern Africa, in adults and children six years of age or older and weighing at least 20 kg.
Portfolio update
Phase 3:
•The IMROZ trial evaluating the investigational use of Sarclisa (isatuximab) in combination with standard-of-care bortezomib, lenalidomide and dexamethasone (VRd) met its primary endpoint at a planned interim analysis for efficacy, demonstrating statistically significant improvement in progression-free survival compared with VRd alone in transplant-ineligible patients with newly diagnosed multiple myeloma. The data will be the basis for future regulatory submission.
Additionally, the European Myeloma Network-sponsored IsKia Phase 3 trial investigating Sarclisa in combination with carfilzomib, lenalidomide and dexamethasone (KRd) showed a statistically significant improvement in the rate of minimal residual disease negativity, compared with KRd alone, after autologous stem cell transplant consolidation in transplant-eligible patients with newly diagnosed multiple myeloma. The results were presented at the American Society of Hematology (ASH) 2023 annual meeting.
•The study evaluating the efficacy and safety of Dupixent for the treatment of eosinophilic gastritis (EoG), had its first patients treated.
•The studies evaluating the efficacy and safety of subcutaneous amlitelimab, our potential first and best-in-class novel investigational anti-OX40L mAb, compared to placebo in adults with moderate-to-severe atopic dermatitis (COAST 1 NCT06130566 and COAST 2 NCT06181435) had their first participants treated. These studies were initiated following positive results from the STREAM-AD Phase 2b study showing significantly improved signs and symptoms of moderate-to-severe AD in adults whose disease cannot be adequately controlled with topical medications or for whom topical medications are not a recommended treatment approach. These results were presented as part of a late-breaking session at the European Academia of Dermatology & Venereology (EADV) 2023 congress.
•New data from TZIELD (teplizumab-mzwv) PROTECT study, evaluating the efficacy and safety, compared to placebo, of the therapy to slow the loss of beta cells and preserve beta cell function as measured by C-peptide, in children and adolescents aged 8-17 years with Stage 3 autoimmune type 1 diabetes, were presented at the International Society for Pediatric and Adolescent Diabetes (ISPAD) 2023 annual conference. Additionally, the full data set was simultaneously published in The New England Journal of Medicine.
•Two additional studies evaluating the efficacy and safety of Rezurock (belumosudil) for the treatment of chronic lung allograft dysfunction (ROCKaspire NCT06082037), and first line graft-versus-host disease (ROCKnrol-1 NCT06143891) were initiated.
•Following positive Phase 2b data from frexalimab, our investigational first and best-in-class anti-CD40L mAb for the treatment of multiple sclerosis (MS), shared at the joint European/Americas Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS-ACTRIMS) 2023 meeting, the two planned Phase 3 studies evaluating its efficacy and safety for the treatment of relapsing MS (FREXALT-1 NCT06141473) and nrSPMS (FREVIVA NCT06141486) had their first patients treated.
•SP0282, the Extraintestinal Pathogenic E. coli 9-valent Vaccine (ExPEC9V) entered our pipeline after the closing of the development agreement with Janssen Pharmaceuticals (NCT04899336).
•The FDA issued a Complete Response Letter for the sBLA of Dupixent in chronic spontaneous urticaria (CSU), stating that additional efficacy data are required to support an approval, while not identifying any issues with safety or manufacturing. The ongoing Study C of the Phase 3 trial continues to enroll patients, with results expected in late 2024 that are anticipated to provide the additional efficacy data.
•An Independent Data Monitoring Committee found that tusamitamab ravtansine as a monotherapy did not meet its dual primary endpoint of progression-free survival compared to docetaxel. Despite an improved overall survival trend, termination of the program was based on non-improvement in PFS at the final analysis. Tusamitamab ravtansine had a similar safety profile as previously presented with a lower incidence of various important clinical categories of adverse events versus docetaxel. Trial participants will have the option to stay on their current therapy if they are benefitting, as deemed by their provider, or to transition to an appropriate standard-of-care therapy. Sanofi will continue exploring the potential of tusamitamab-based antibody-drug conjugates and CEACAM5 research in several types of cancer.
Phase 2:
•The study evaluating subcutaneous amlitelimab in adult participants with moderate to severe hidradenitis suppurativa (HS) started to treat its first patients (NCT06118099).
•The study evaluating frexalimab in preservation of endogenous insulin secretion compared to placebo in adults and adolescents on top of insulin therapy (FABULINUS NCT06111586) had its first participants treated.
•Following positive data of SAR441566, our differentiated oral TNFR1 signaling inhibitor, showing potential for antibody-like efficacy with no serious adverse event in inflammatory diseases, two Phase 2 studies in psoriasis (SPECIFIC-PSO NCT06073119) and rheumatoid arthritis (SPECIFIC-RA NCT06073093) started to enroll their first participants.
•The Phase 2b study evaluating lunsekimig, the anti-IL-13/TSLP Nanobody® VHH with potential to break efficacy ceilings in type 2 inflammation and beyond, for the treatment of asthma (AIRCULES NCT06102005), has dosed its first patients.
•SAR447189 (also known as TEV-48574), the anti-TL1A mAb with potential best-in-class efficacy, developed in collaboration with Teva Pharmaceuticals, entered our pipeline in Phase 2b for the treatment of inflammatory bowel disease (IBD) (NCT05668013).
•The study evaluating the efficacy, safety, tolerability, and PK/PD of SAR442501, an anti-FGFR3 antibody, for the treatment of achondroplasia had its first patients treated.
•New findings of SAR443820, a first-in-class oral investigational brain-penetrant RIPK1 inhibitor for the treatment of amyotrophic lateral sclerosis (ALS), were presented at the joint European/Americas Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS-ACTRIMS) 2023 meeting.
•The study evaluating Sarclisa in combination with chemotherapy in pediatric patients with relapsed/refractory Acute Lymphoblastic Leukemia or Acute Myeloid Leukemia (ISAKIDS) has fulfilled its pediatric investigation plan (PIP) as part of the overall clinical development plan and is terminated.
•The repeated dose-finding study of Kevzara in children and adolescents with systemic Juvenile Idiopathic Arthritis (SKYPS) is ongoing in EU and ROW, under the pediatric investigation plan (PIP) as part of the overall clinical development plan. Submission is currently planned for 2027. Given the integral nature of the project it is not detailed anymore on the overall Sanofi pipeline chart.
Phase 1:
•The study evaluating SAR446422, an anti-CD28/OX40 bispecific antibody being developed for the treatment of inflammatory indications, had its first participant treated.
•The study evaluating SAR445953, an anti-CEACAM5/Topo1 ADC being developed for the treatment of colorectal cancer (CRC), had its first participant treated (NCT06131840).
•Positive previously shared Phase 1 results of the mRNA RSV OA monovalent laid the foundation for SP0256, the mRNA RSV combination vaccine program being developed for the prevention of multiple infections in older adults, which had its first participant treated (NCT05639894).
•SP0230, the meningococcal ABCWY conjugate vaccine, including the Meningitis B component following positive Phase 1/2 results shared at the Vaccines event, is being developed for the prevention of Meningitis, and treated its first participant.
•The three studies evaluating SAR442257 (CD38/CD28/CD3 T-Cell engager), SAR443216 (CD3/CD28/HER2 T-Cell engager), and SAR445710 (anti-PDL1/IL-15 fusion protein) were discontinued based on preliminary results.
An update of the R&D pipeline as of December 31, 2023, is available on our website: https://www.sanofi.com/en/science-and-innovation/research-and-development

Consumer Healthcare

Net sales (€ million)	Q4 2023	Change at CER	2023	Change at CER
Allergy	147	-5.4%	769	+4.3%
Cough & Cold	125	-0.8%	512	+11.1%
Pain Care	275	+1.0%	1,106	+0.6%
Digestive Wellness	322	+18.5%	1,502	+15.6%
Physical and Mental Wellness	182	+58.4%	606	+12.5%
Personal Care	138	-6.4%	550	-3.2%
In the fourth quarter, Consumer Healthcare (CHC) sales were up 8.5% to €1,215 million supported by growth in the Rest of World region and the U.S. which includes the acquisition of Qunol. The divestments of non-core products had a negative impact of -2.3 ppts, mainly reflected in the non-core/others category in the fourth quarter. In 2023, total CHC sales reached €5,180 million, up 6.3%. Excluding divestments and Qunol acquisition, CHC organic sales growth was 4.8% in the fourth quarter, and 6.6% in 2023.
In the U.S., fourth quarter CHC sales increased by 10.1% to €341 million driven by the consolidation of Qunol sales this quarter in Physical and Mental Wellness category more than offsetting lower Allegra demand.
In Europe, fourth quarter CHC sales decreased by 5.4% to €353 million mainly due to lower sales of Cough & Cold categories and Digestive Wellness as well as divestments of non-core products.
In Rest of World, fourth quarter CHC sales increased 17.1% to €521 million, driven by strong performance of the Digestive Wellness category.

CHC business operating income
In the fourth quarter, business operating income (BOI) of CHC increased 3.1% to €304 million. At CER, the BOI of CHC was up 22.7% mainly reflecting the consolidation of Qunol. The ratio of BOI to net sales increased 1.2 ppts to 25.0% (26.9% at CER) compared to the fourth quarter of 2022.
In 2023, BOI of CHC decreased 5.5% to €1,438 million. At CER, BOI of CHC grew 4.7% mainly driven by higher sales which more than offset OPEX growth. The ratio of BOI to net sales decreased 1.6 ppts to 27.8% (down 0.5 ppts to 28.9% at CER).

Corporate Social Responsibility update at the end of the fourth quarter 2023
Access to healthcare
Sanofi Global Health Unit announces three new investments through its Impact Fund to support healthcare start-ups in Sub-Saharan Africa
The Sanofi Global Health Unit (GHU) Impact Fund completed three further investments in Q4.

Viebeg Technologies is leveraging its proprietary data and artificial intelligence (AI) technology to make quality medical equipment more accessible and affordable to healthcare providers with a ‘one-stop-shop’ procurement platform, flexible payment terms, and a digital inventory management system to optimize stock and automate reorders. Viebeg currently operates in Rwanda, Democratic Republic of Congo, and Kenya, and plans to expand in additional countries. Sanofi’s investment will support Viebeg’s efforts to strengthen their pharmacy segment and to assess the opportunity to expand its product offering to drugs.

mPharma provides innovative services, such as vendor-managed inventory services, data analytics and primary care solutions for community pharmacies. mPharma currently operates in Ghana, Nigeria, Kenya, Uganda, Zambia and Rwanda. Sanofi investment in mPharma and in-house business expertise will support its expansion in countries including Togo, Benin, Tanzania and Uganda.

The third new investment with Dawa Mkononi, a wholesaler utilizing a business-to-business e-marketplace and last-mile delivery services, supports strengthening existing operations in Tanzania and expansion possibilities in Mozambique and Rwanda.

EMA gives positive opinion to Fexinidazole Winthrop as first oral treatment of sleeping sickness (rhodesiense)
Sleeping sickness, or human African trypanosomiasis (HAT), is usually fatal without treatment, and is transmitted by the bite of infected tsetse flies, which are found in 36 African countries. In December 2023, Sanofi, DNDi and the HAT-r-ACC consortium announced the CHMP (EMA) has adopted a positive scientific opinion of Fexinidazole Winthrop for the treatment in patients 6 years of age or older of both first-stage (haemo-lymphatic) and second-stage (meningo-encephalitic) Trypanosoma brucei (T.b.) rhodesiense sleeping sickness. A positive opinion of both stages of the more common form (T.b. gambiense, found in West and Central Africa) was adopted in 2018.

This second positive opinion demonstrates Sanofi’s 23 year commitment to develop innovative therapies to fight sleeping sickness and paves the way for updated WHO guidelines on the treatment of the T.b. rhodesiense form of sleeping sickness. Once the guidelines are updated, Foundation S, Sanofi’s philanthropic organization will donate Fexinidazole Winthrop to the World Health Organization.
Sanofi is committed to contribute to the elimination of sleeping sickness by 2030, supporting the WHO Neglected Tropical Diseases roadmap.

Environment
Sanofi at COP28: supporting the decarbonization of healthcare systems
Health was for the first time on the official agenda of the COP28 with a dedicated Health Day with 143 countries signing a declaration on climate and health. Sanofi, with a delegation led by CEO Paul Hudson, held discussions with health ministers, healthcare actors and NGOs willing to engage in low-carbon and climate resilient healthcare systems. Sanofi showcased its commitments on climate change and health, going beyond its own operations and Foundation S stressed the importance of channeling philanthropic funds to help vulnerable populations adapt to climate change.

As a company committed to fight climate change and its impact on health, Sanofi has taken the lead of the Sustainable Markets Initiative (SMI) - Patient Care Pathways Working Group. In this context, Sanofi is working to decarbonize the delivery of healthcare that accounts for 45% of global healthcare systems emissions by:
•Re-thinking the delivery of care, creating healthcare systems that are low carbon, resilient and more equitable, and that detect disease early and provide access to high-quality therapies using the latest innovations. For example, by implementing an all-infant immunization policy, the emission of the current management of RSV infections in some countries could be reduced up to 68%.
•Advancing transparency in how we collectively contribute to actioning real change that improves health outcomes. For example, by setting up a standardized, data-driven Life Cycle Assessment framework (LCA) to measure the environmental footprint of Sanofi’s products – from manufacturing and supply chain to the end-life of the product.

Sanofi’s strategy to contribute to the fight against climate change and its impact on people’s health is grounded in two focus areas:
•Reducing the impact of its activities and products on the environment: between 2019 and 2023 we reduced our scope 1 and 2 carbon emissions by 38%, achieving top tier internationally recognized scores in the mitigation of climate change impact. Sanofi is implementing an action plan to arrive at net zero emissions by 2045.
•Bringing innovative, science-based solutions to tackle new or existing diseases exacerbated by climate change, especially in heavily affected areas such as respiratory diseases, allergies, diabetes, cardiovascular disease, or infectious diseases.

ESG ratings
Sanofi’s DJSI ranking improved with a score of 79/100
This achievement places Sanofi among the top-performing companies of the DJSI index and enables its inclusion in the DJSI World and DJSI Europe indexes. The improvement was driven both by a reduction of the negative score impact of a product-related controversy due to increased transparency on the issue and by performance increases in the Governance and Environmental dimensions.

S&P ESG rating update

Latest Sanofi ESG rankings:

Fourth-quarter and full-year 2023 financial results
Business Net Income3
In the fourth quarter of 2023, Sanofi generated net sales of €10,919 million, an increase of 1.8% (up 9.3% at CER). Full-year 2023 net sales were €43,070 million, up 0.2% (up 5.3% at CER).
Fourth-quarter other revenues increased 75.4% (up 90.8% at CER) to €1,282 million, including higher VaxServe sales of non-Sanofi products of €711 million (up 82.8% at CER) as well as €411 million COVID-19 related revenues. In 2023, other revenues increased 41.1% (up 50.0% at CER) to €3,374 million, including VaxServe sales of non-Sanofi products of €2,167 million (up 43.8% at CER) and COVID-19 vaccine related revenues (€505 million).
Fourth-quarter Gross Profit increased 5.8% (up 13.5% at CER) to €8,167 million. The gross margin ratio increased 2.8 ppts to 74.8% (74.8% at CER) compared with the same period of 2022. This increase mainly reflected an improvement of the Biopharma gross margin ratio (from 73.3% to 76.5%) due to favorable Specialty Care product mix, as well as the COVID-19 related revenues and was partially offset by the impact of generic competition on Aubagio and lower net pricing of Lantus in the U.S. CHC gross margin ratio decreased from 61.8% to 61.5% due to currency effect and was up 0.2 ppt at CER benefiting from Qunol consolidation. In 2023, the gross margin ratio increased 1.1 ppts to 74.8% (74.9% at CER) driven by Biopharma which benefited from COVID-19 vaccine related revenues.
Research and Development (R&D) expenses increased 2.7% to €1,872 million in the fourth quarter. At CER, R&D expenses were up 6.6%, reflecting increased expenses in Vaccines. In 2023, R&D expenses increased 0.3% to €6,728 million (up 3.0% at CER).
Fourth-quarter selling general and administrative expenses (SG&A) increased 1.2% to €2,931 million. At CER, SG&A expenses were up 7.4%, reflecting increased commercial investments and launch costs in Specialty Care and Vaccines as well as higher CHC commercial expenses. In the fourth quarter, the ratio of SG&A to sales decreased 0.2 ppt to 26.8% compared to the prior year. In 2023, SG&A expenses increased 1.9% to €10,692 million (up 6.1% at CER) and the ratio of SG&A to sales was 0.4 percentage point higher at 24.8% compared to 2022.
Fourth-quarter and full-year 2023 operating expenses were €4,803 million (up 1.8% and up 7.1% at CER) and €17,420 million (up 1.3% and 4.9% at CER), respectively.
Fourth-quarter other current operating income net of expenses was -€821 million compared to -€276 million in the fourth quarter of 2022. Other current operating income net of expenses included an expense of €889 million (compared to an expense of €659 million in the fourth quarter of 2022) corresponding to the share of profit to Regeneron from the monoclonal antibodies Alliance, the share of profit paid by Regeneron towards development costs and the reimbursement of commercialization-related expenses incurred by Regeneron. In the fourth quarter and full-year 2023, this line also included €149 million and €651 million of capital gains related to portfolio streamlining, respectively, compared to €227 million and €615 million in the same periods of 2022. In the fourth quarter, this line also included litigation-related reserves. Sanofi expects the amount of capital gains from portfolio streamlining to exceed €500 million in 2024.
Fourth-quarter and full-year 2023 share of profit from associates was €47 million and €122 million, respectively, compared to €6 million and €88 million in the same periods of 2022 and included the share of U.S. profit related to Vaxelis.
Fourth-quarter business operating income5 (BOI) decreased 5.2% to €2,583 million. At CER, BOI increased 5.3%. The ratio of BOI to net sales decreased 1.7 ppts to 23.7% (and down 0.9 ppts at CER). In 2023, business operating income was €12,670 million, down 2.8% (up 4.3% at CER). In 2023, the ratio of business operating income to net sales decreased 0.9 percentage points to 29.4% (30.1% at CER).
Net financial expenses were €49 million and €181 million in the fourth quarter and full-year 2023, respectively, compared to €28 million and €234 million in the same periods of 2022.
Fourth-quarter 2023 effective tax rate decreased to 18.1% from 20.6% in the fourth quarter of 2022 which led the full-year 2023 effective tax rate of 18.8% compared to 19.3% in 2022. Sanofi expects its effective tax rate to be around 21% in 2024.
Fourth-quarter business net income5 decreased 2.7% to €2,083 million and increased 8.2% at CER. The ratio of business net income to net sales decreased 0.9 ppts to 19.1% compared to the fourth quarter of 2022 (down 0.2 ppts at CER). In 2023, business net income decreased 1.8% to €10,155 million and increased 5.5% at CER. The ratio of business net income to net sales decreased 0.5 ppt to 23.6% compared to 2022 (stable at CER).
3See Appendix 3 for 2023 fourth-quarter consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

In the fourth quarter of 2023, business earnings per share5 (EPS) was €1.66, down 2.9% on a reported basis (up 8.2% at CER). The average number of shares outstanding was 1,253.6 million compared to 1,254.0 million in the fourth quarter of 2022. In 2023, business earnings per share8 was €8.11, down 1.8% on a reported basis and up 5.4% at CER. The average number of shares outstanding was 1,251.7 million compared to 1,251.9 million in 2022.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In 2023, the IFRS net income was €5,400 million. The main items excluded from the business net income were:
•An amortization charge of €2,172 million related to fair value remeasurement on intangible assets (primarily Bioverativ: €633 million, Genzyme: €405 million, Boehringer Ingelheim CHC business: €184 million, Ablynx: €168 million, Kadmon: €156 million, Provention Bio: €144 million and Beyfortus: €76 million) and to intangible assets from separate acquisitions - measured initially at acquisition cost (licenses/products): €80 million. These items have no cash impact on the Company.
•An impairment charge of €896 million of which €877 million recorded in the fourth quarter and reflecting the impact of the strategic decision to de-prioritize some R&D programs, notably linked to the NK cell and PRO-XTEN technology platforms.
•Restructuring costs and similar items of €1,490 million of which €684 million recorded in the fourth quarter related to streamlining initiatives.
•A financial charge of €541 million related to the remeasurement of expected future royalty of Beyfortus U.S. sales of which €414 million recorded in the fourth quarter primarily due to the product ramping up faster than initially expected.
•A €1,097 million tax effect arising from the items listed above, mainly comprising €567 million of deferred taxes generated by amortization and impairments of intangible assets and €397 million associated with restructuring costs and similar items (see Appendix 4).
•A €365 million of deferred tax related to investments in subsidiaries in connection with the proposed separation of the Consumer Healthcare business at the earliest in Q4 2024.
•A loss of €231 million corresponding to an impairment on the stake in EuroAPI following the share price drop in the fourth quarter.

Capital Allocation
In 2023, free cash flow before restructuring, acquisitions and disposals increased by 10.4% to €9,830 million, after net changes in working capital (€478 million) and capital expenditures (-€1,771 million). After acquisitions4 (-€1,113 million), proceeds from disposals4 (€997 million) and payments related to restructuring and similar items (-€1,236 million), free cash flow5 is stable at €8,478 million. After the acquisition of Provention Bio (-€2,580 million), the acquisition of Qunol (-€1,335 million) and the dividend paid by Sanofi (-€4,454 million), net debt increased from €6,437 million on December 31, 2022 to €7,793 million on December 31, 2023 (amount net of €8,710 million cash and cash equivalents).

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The Board of Directors of Sanofi, chaired by Chairman Frédéric Oudéa, met on January 31, to approve the fourth quarter and full year 2023 financial statements.
This press release presents the results for the fourth quarter and the full-year 2023 from the consolidated financial statements of Sanofi as of December 31, 2023 (unaudited). The audit procedures by the Statutory Auditors are underway.
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4 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
5 Non-IFRS financial measure (definition in Appendix 9).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions and/or obtain regulatory clearances, risks associated with developing standalone businesses, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation,  trends in exchange rates and prevailing interest rates, volatile economic and capital market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics, political disruption or armed conflicts or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
All trademarks mentioned in this document are protected.

Appendices

Appendix 1:	Fourth-quarter and full-year 2023 sales by GBU, franchise, geographic region and product
Appendix 2:	Fourth-quarter and full-year 2023 business net income statement
Appendix 3:	Fourth-quarter and full-year 2023 consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6	Simplified consolidated balance sheet
Appendix 7	Other current operating income net of expenses – Regeneron Alliances
Appendix 8:	Currency sensitivity
Appendix 9:	Definitions of non-IFRS financial indicators
Appendix 10:	CSR Dashboards

Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com
Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com
Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com
Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Investor Relations
Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com
Tarik Elgoutni | + 1 617 710 3587 | Tarik.Elgoutni@sanofi.com

Appendix 1: 2023 fourth-quarter net sales by GBU, franchise, geographic region and product

Q4 2023 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	2,990	+31.3%	+24.5%	2,299	+28.2%	329	+32.5%	362	+52.5%
Aubagio	121	-74.0%	-75.5%	43	-87.4%	70	-43.1%	8	0.0%
Myozyme	160	-20.4%	-25.9%	58	-15.1%	77	-23.2%	25	-22.7%
Fabrazyme	242	+9.2%	+0.8%	129	+9.8%	60	+3.4%	53	+13.6%
Cerezyme	134	+5.0%	-15.7%	48	+2.0%	54	-1.8%	32	+15.1%
Eloctate	103	-21.0%	-25.4%	69	-23.7%	—	0.0%	34	-14.6%
Alprolix	142	+6.4%	+0.7%	111	+14.9%	—	0.0%	31	-15.0%
Nexviazyme/Nexviadzyme	131	+115.4%	+101.5%	76	+63.3%	35	+337.5%	20	+212.5%
Jevtana	77	-5.7%	-11.5%	55	-1.7%	2	-71.4%	20	+4.8%
Sarclisa	103	+30.2%	+19.8%	45	+34.3%	28	+7.4%	30	+50.0%
Kevzara	105	+41.8%	+32.9%	61	+45.5%	31	+24.0%	13	+70.0%
Cerdelga	75	+12.7%	+5.6%	42	+10.0%	30	+7.1%	3	+100.0%
Aldurazyme	62	+7.7%	-4.6%	17	+12.5%	21	0.0%	24	+10.7%
Cablivi	58	-3.2%	-6.5%	28	-19.4%	25	+13.6%	5	+50.0%
Fasturtec	40	-10.6%	-14.9%	26	-12.9%	10	-8.3%	4	0.0%
Enjaymo	23	+109.1%	+109.1%	13	+85.7%	1	0.0%	9	+125.0%
Xenpozyme	26	+58.8%	+52.9%	17	+350.0%	6	-50.0%	3	+200.0%
Alltuviio	94	0.0%	0.0%	92	0.0%	—	0.0%	2	0.0%
Others	28	-11.4%	-20.0%	6	+20.0%	4	-33.3%	18	-12.5%
Specialty Care	4,714	+13.7%	+6.8%	3,235	+12.9%	783	+4.4%	696	+28.4%

Toujeo	278	+11.4%	+2.2%	47	-27.5%	109	+3.8%	122	+47.4%
Lovenox	263	-0.3%	-9.0%	1	-66.7%	150	-3.2%	112	+4.5%
Plavix	254	+13.1%	+3.7%	2	0.0%	24	-8.0%	228	+15.6%
Thymoglobulin	112	+5.1%	-5.1%	70	-2.6%	9	0.0%	33	+24.2%
Multaq	87	-12.5%	-16.3%	78	-12.8%	3	0.0%	6	-14.3%
Praluent	118	+26.0%	+22.9%	—	0.0%	80	+24.6%	38	+29.0%
Rezurock	86	+44.4%	+36.5%	83	+38.1%	2	+100.0%	1	-300.0%
Mozobil	33	-50.7%	-52.2%	8	-80.5%	17	-5.6%	8	-10.0%
Soliqua/iGlarLixi	61	+18.2%	+10.9%	28	0.0%	9	+42.9%	24	+38.9%
Others core assets	284	+5.9%	-1.0%	35	-40.3%	98	+4.3%	151	+29.0%
Core Assets	1,576	+6.3%	-1.4%	352	-15.7%	501	+4.1%	723	+22.0%
Lantus	277	-24.9%	-35.4%	34	-68.7%	83	-20.2%	160	-3.3%
Aprovel	106	+7.7%	+1.9%	2	0.0%	20	0.0%	84	+9.8%
Others non-core assets	869	-8.0%	-16.9%	77	-26.8%	238	-12.3%	554	-3.2%
Non-Core Assets	1,252	-11.6%	-20.7%	113	-47.6%	341	-13.7%	798	-2.1%
Industrial Sales	176	+1.1%	-0.6%	2	0.0%	167	-1.2%	7	+100.0%
General Medicines	3,004	-2.4%	-10.4%	467	-26.5%	1,009	-3.4%	1,528	+8.1%

Influenza vaccines	741	-4.0%	-7.6%	224	-40.3%	258	+4.0%	259	+80.7%
Polio/Pertussis/Hib vaccines	434	+3.4%	-2.0%	91	+20.0%	66	-18.8%	277	+4.9%
Meningitis, Travel and endemic vaccines	242	+10.4%	+5.2%	114	+46.3%	44	+51.7%	84	-24.4%
Booster vaccines	139	-1.4%	-6.1%	72	+2.7%	44	+12.8%	23	-25.0%
Beyfortus	410	0.0%	0.0%	315	0.0%	95	0.0%	—	0.0%
Vaccines	1,986	+21.1%	+15.8%	833	+34.7%	506	+8.6%	647	+15.9%
Biopharma	9,704	+9.4%	+2.3%	4,535	+10.1%	2,298	+1.6%	2,871	+14.3%

Allergy	147	-5.4%	-11.4%	71	-16.5%	8	+28.6%	68	+5.9%
Cough and Cold	125	-0.8%	-5.3%	—	0.0%	65	-12.2%	60	+13.8%
Pain Care	275	+1.0%	-3.8%	46	-12.5%	135	+3.1%	94	+6.0%
Digestive Wellness	322	+18.5%	-4.2%	35	-20.0%	114	-4.2%	173	+43.9%
Physical and Mental Wellness	182	+58.4%	+45.6%	84	+521.4%	26	-10.3%	72	+3.7%
Personal Care	138	-6.4%	-11.5%	103	-13.5%	—	0.0%	35	+23.3%
Non-Core / Others	25	-31.7%	-39.0%	2	-133.3%	4	-76.9%	19	-32.4%
Consumer Healthcare	1,215	+8.5%	-2.2%	341	+10.1%	353	-5.4%	521	+17.1%

Company	10,919	+9.3%	+1.8%	4,876	+10.1%	2,651	+0.6%	3,392	+14.7%

2023 net sales by GBU, franchise, geographic region and product

Full year 2023 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	10,715	+34.0%	+29.2%	8,145	+32.6%	1,224	+30.9%	1,346	+46.1%
Aubagio	955	-52.6%	-53.0%	460	-67.8%	437	-14.3%	58	-33.0%
Myozyme	783	-15.1%	-18.3%	254	-17.9%	341	-16.4%	188	-9.1%
Fabrazyme	991	+11.2%	+5.7%	503	+9.8%	241	+6.1%	247	+18.8%
Cerezyme	687	+9.1%	-2.8%	189	+0.5%	229	-3.3%	269	+25.9%
Eloctate	471	-15.5%	-18.8%	341	-22.0%	—	0.0%	130	+6.9%
Alprolix	540	+11.3%	+7.1%	440	+11.6%	—	0.0%	100	+10.2%
Nexviazyme/Nexviadzyme	425	+126.0%	+116.8%	272	+77.8%	100	+494.1%	53	+190.5%
Jevtana	320	-14.8%	-18.2%	230	-14.2%	12	-63.6%	78	+2.4%
Sarclisa	381	+37.1%	+29.6%	165	+33.9%	111	+27.3%	105	+53.2%
Kevzara	357	+9.7%	+5.3%	195	+8.6%	115	+8.5%	47	+17.0%
Cerdelga	298	+6.9%	+3.5%	164	+5.6%	118	+6.3%	16	+23.5%
Aldurazyme	279	+12.0%	+4.5%	67	+13.1%	82	-4.7%	130	+23.3%
Cablivi	227	+10.0%	+7.6%	112	+4.5%	98	+4.3%	17	+171.4%
Fasturtec	170	-1.1%	-4.0%	110	0.0%	43	-8.3%	17	+12.5%
Enjaymo	72	+240.9%	+227.3%	42	+152.9%	6	0.0%	24	+420.0%
Xenpozyme	91	+347.6%	+333.3%	52	+980.0%	31	+106.7%	8	+800.0%
Alltuviio	159	0.0%	0.0%	155	0.0%	—	0.0%	4	0.0%
Others	119	-46.3%	-50.4%	21	-32.3%	18	-80.4%	80	-23.1%
Specialty Care	18,040	+14.2%	+9.6%	11,917	+13.2%	3,206	+6.7%	2,917	+26.6%

Toujeo	1,123	+6.2%	+0.5%	213	-23.0%	441	+5.5%	469	+26.9%
Lovenox	1,125	-8.7%	-14.1%	7	-58.8%	622	-5.5%	496	-10.7%
Plavix	948	+4.4%	-3.6%	8	-11.1%	96	-5.0%	844	+5.6%
Thymoglobulin	478	+14.1%	+7.2%	292	+11.9%	37	+8.8%	149	+19.6%
Multaq	344	-7.6%	-10.2%	310	-8.1%	12	-25.0%	22	+15.0%
Praluent	422	+15.2%	+12.2%	(1)	-101.8%	296	+30.6%	127	+46.7%
Rezurock	310	+54.6%	+49.8%	303	+51.9%	5	+400.0%	2	0.0%
Mozobil	220	-14.6%	-15.7%	119	-22.1%	70	+6.0%	31	-20.0%
Soliqua/iGlarLixi	217	+5.6%	+0.9%	95	-18.5%	35	+24.1%	87	+40.3%
Others core assets	1,083	+3.5%	-0.7%	139	-25.8%	374	+3.9%	570	+13.8%
Core Assets	6,270	+3.3%	-1.9%	1,485	-7.7%	1,988	+4.2%	2,797	+9.3%
Lantus	1,420	-32.3%	-37.1%	281	-62.6%	357	-15.7%	782	-17.5%
Aprovel	417	-8.8%	-12.8%	9	+28.6%	78	-4.9%	330	-10.3%
Others non-core assets	3,687	-9.2%	-15.8%	302	-24.5%	961	-14.6%	2,424	-4.9%
Non-Core Assets	5,524	-16.5%	-22.4%	592	-48.7%	1,396	-14.4%	3,536	-8.5%
Industrial Sales	582	-5.5%	-6.1%	7	-58.8%	548	-6.1%	27	+75.0%
General Medicines	12,376	-7.1%	-12.4%	2,084	-24.9%	3,932	-4.6%	6,360	-1.3%

Influenza vaccines	2,669	-5.5%	-10.3%	1,406	-12.8%	694	+1.9%	569	+8.2%
Polio/Pertussis/Hib vaccines	2,165	-0.1%	-5.3%	398	-10.5%	297	-8.6%	1,470	+4.9%
Meningitis, Travel and endemic vaccines	1,170	+0.5%	-3.5%	650	-0.7%	154	+41.3%	366	-8.1%
Booster vaccines	598	+5.1%	+1.9%	323	+1.2%	180	+16.9%	95	0.0%
Beyfortus	547	0.0%	0.0%	407	0.0%	140	0.0%	—	0.0%
Vaccines	7,474	+8.3%	+3.4%	3,264	+4.9%	1,697	+26.6%	2,513	+3.3%

Biopharma	37,890	+5.1%	+0.2%	17,265	+5.2%	8,835	+4.3%	11,790	+5.5%
Allergy	769	+4.3%	-0.1%	412	-4.6%	70	+29.1%	287	+13.4%
Cough and Cold	512	+11.1%	+7.1%	—	0.0%	300	+14.1%	212	+7.4%
Pain Care	1,106	+0.6%	-3.0%	180	-12.7%	502	-0.6%	424	+8.7%
Digestive Wellness	1,502	+15.6%	+3.7%	138	-2.1%	520	+8.1%	844	+23.1%
Physical and Mental Wellness	606	+12.5%	+6.9%	118	+139.2%	126	-3.1%	362	+1.0%
Personal Care	550	-3.2%	-6.1%	409	-7.3%	1	0.0%	140	+10.6%
Non-Core / Others	132	-24.6%	-32.3%	(10)	0.0%	35	-46.2%	107	-12.9%
Consumer Healthcare	5,180	+6.3%	-0.1%	1,247	-0.9%	1,557	+3.9%	2,376	+11.7%

Company	43,070	+5.3%	+0.2%	18,512	+4.8%	10,392	+4.3%	14,166	+6.5%

Appendix 2: Business net income statement

Fourth quarter 2023	Biopharma			Consumer Healthcare			Other			Total Group
€ million	Q4 2023	Q4 2022 (a)	Change	Q4 2023	Q4 2022 (a)	Change	Q4 2023	Q4 2022 (a)	Change	Q4 2023	Q4 2022 (a)	Change
Net sales	9,704	9,483	2.3%	1,215	1,242	-2.2%	—	—	—%	10,919	10,725	1.8%
Other revenues	1,268	715	77.3%	14	16	-12.5%	—	—	—%	1,282	731	75.4%
Cost of Sales	(3,550)	(3,250)	9.2%	(482)	(491)	-1.8%	(2)	7	-128.6%	(4,034)	(3,734)	8.0%
As % of net sales	(36.6%)	(34.3%)		(39.7%)	(39.5%)					(36.9%)	(34.8%)
Gross Profit	7,422	6,948	6.8%	747	767	-2.6%	(2)	7	-128.6%	8,167	7,722	5.8%
As % of net sales	76.5%	73.3%		61.5%	61.8%					74.8%	72.0%
Research and development expenses	(1,816)	(1,762)	3.1%	(56)	(61)	-8.2%	—	—	—%	(1,872)	(1,823)	2.7%
As % of net sales	(18.7%)	(18.6%)		(4.6%)	(4.9%)					(17.1%)	(17.0%)
Selling and general expenses	(2,460)	(2,444)	0.7%	(473)	(448)	5.6%	2	(3)	-166.7%	(2,931)	(2,895)	1.2%
As % of net sales	(25.4%)	(25.8%)		(38.9%)	(36.1%)					(26.8%)	(27.0%)
Other current operating income/expenses	(905)	(395)		84	38		—	81		(821)	(276)
Share of profit/loss of associates* and joint ventures	42	3		5	3		—	—		47	6
Net income attributable to non controlling interests	(4)	(6)		(3)	(4)		—	—		(7)	(10)
Business operating income	2,279	2,344	-2.8%	304	295	3.1%	—	85	-100.0%	2,583	2,724	-5.2%
As % of net sales	23.5%	24.7%		25.0%	23.8%					23.7%	25.4%

				Financial income and expenses						(49)	(28)
				Income tax expenses						(451)	(555)
				Tax rate**						(18.1%)	(20.6%)
				Business net income						2,083	2,141	-2.7%
				As % of net sales						19.1%	20.0%

				Business earnings / share(in euros)***						1.66	1.71	-2.9%

* Net of tax.

** Determined on the basis of Business income before tax, associates, and non-controlling interests.

*** Based on an average number of shares outstanding of 1,253.6 million in the fourth quarter of 2023 and 1,254.0 million in the fourth quarter of 2022.

(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

Full Year 2023	Biopharma			Consumer Healthcare			Other			Total Group
€ million	FY 2023	FY 2022 (a)	Change	FY 2023	FY 2022 (a)	Change	FY 2023	FY 2022 (a)	Change	FY 2023	FY 2022 (a)	Change
Net sales	37,890	37,812	0.2%	5,180	5,185	-0.1%	—	—	—%	43,070	42,997	0.2%
Other revenues	3,322	2,330	42.6%	52	62	-16.1%	—	—	—%	3,374	2,392	41.1%
Cost of Sales	(12,282)	(11,793)	4.1%	(1,933)	(1,903)	1.6%	(1)	4	-125.0%	(14,216)	(13,692)	3.8%
As % of net sales	(32.4%)	(31.2%)		(37.3%)	(36.7%)					(33.0%)	(31.8%)
Gross Profit	28,930	28,349	2.0%	3,299	3,344	-1.3%	(1)	4	-125.0%	32,228	31,697	1.7%
As % of net sales	76.4%	75.0%		63.7%	64.5%					74.8%	73.7%
Research and development expenses	(6,509)	(6,503)	0.1%	(219)	(205)	6.8%	—	2	-100.0%	(6,728)	(6,706)	0.3%
As % of net sales	(17.2%)	(17.2%)		(4.2%)	(4.0%)					(15.6%)	(15.6%)
Selling and general expenses	(8,868)	(8,736)	1.5%	(1,828)	(1,761)	3.8%	4	5	-20.0%	(10,692)	(10,492)	1.9%
As % of net sales	(23.4%)	(23.1%)		(35.3%)	(34.0%)					(24.8%)	(24.4%)
Other current operating income/expenses	(2,387)	(1,679)		181	148		(18)	17		(2,224)	(1,514)
Share of profit/loss of associates* and joint ventures	101	76		21	12		—	—		122	88
Net income attributable to non controlling interests	(20)	(17)		(16)	(16)		—	—		(36)	(33)
Business operating income	11,247	11,490	-2.1%	1,438	1,522	-5.5%	(15)	28	-153.6%	12,670	13,040	-2.8%
As % of net sales	29.7%	30.4%		27.8%	29.4%					29.4%	30.3%

				Financial income and expenses						(181)	(234)
				Income tax expenses						(2,334)	(2,465)
				Tax rate**						(18.8%)	(19.3%)
				Business net income						10,155	10,341	-1.8%
				As % of net sales						23.6%	24.1%

				Business earnings / share(in euros)***						8.11	8.26	-1.8%

* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.

*** Based on an average number of shares outstanding of 1,251.7 million in the full year of 2023 and 1,251.9 million in the full year of 2022.

(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

Appendix 3: Consolidated income statements

€ million	Q4 2023	Q4 2022	FY 2023	FY 2022
Net sales	10,919	10,725	43,070	42,997
Other revenues	1,282	731	3,374	2,392
Cost of sales	(4,048)	(3,734)	(14,236)	(13,695)
Gross profit	8,153	7,722	32,208	31,694
Research and development expenses	(1,872)	(1,823)	(6,728)	(6,706)
Selling and general expenses	(2,931)	(2,895)	(10,692)	(10,492)
Other operating income	287	344	1,292	1,969
Other operating expenses	(1,108)	(524)	(3,516)	(2,531)
Amortization of intangible assets	(575)	(457)	(2,172)	(2,053)
Impairment of intangible assets	(877)	2,127	(896)	454
Fair value remeasurement of contingent consideration	(64)	12	(93)	27
Restructuring costs and similar items	(684)	(170)	(1,490)	(1,336)
Other gains and losses, and litigation	13	(233)	(38)	(370)
Operating income	342	4,103	7,875	10,656
Financial expenses	(625)	(148)	(1,313)	(440)
Financial income	162	120	591	206
Income before tax and associates and joint ventures	(121)	4,075	7,153	10,422
Income tax expense	(309)	(910)	(1,602)	(2,006)
Share of profit/(loss) of associates and joint ventures	(128)	3	(115)	68
Net income	(558)	3,168	5,436	8,484
Net income attributable to non-controlling interests	(3)	57	36	113
Net income attributable to equity holders of Sanofi	(555)	3,111	5,400	8,371
Average number of shares outstanding (million)	1,253.6	1,254.0	1,251.7	1,251.9
IFRS Earnings per share (in euros)	(0.44)	2.48	4.31	6.69

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q4 2023	Q4 2022	FY 2023	FY 2022
Net income attributable to equity holders of Sanofi	(555)	3,111	5,400	8,371
Amortization of intangible assets (1)	575	457	2,172	2,053
Impairment of intangible assets (2)	877	(2,127)	896	(454)
Fair value remeasurement of contingent consideration	54	35	93	53
Expenses arising from the impact of acquisitions on inventories	14	—	20	3
Income resulting from license-out	—	(96)	—	(952)
Restructuring costs and similar items	684	170	1,490	1,336
Other gains and losses, and litigation	(13)	233	38	370
Financial (income) / expense related to liabilities carried at amortized cost other than net indebtedness	414	—	541	—
Tax effect of the items listed above:	(507)	355	(1,097)	(459)
Amortization and impairment of intangible assets	(240)	419	(567)	(267)
Fair value remeasurement of contingent consideration	(5)	2	(13)	(9)
Expenses arising from the impact of acquisitions on inventories	(3)	—	(3)	—
Restructuring costs and similar items	(167)	(30)	(397)	(231)
Other items	(92)	(36)	(117)	48
Other tax effects (3)	365	—	365	—
Other items	175	3	237	20
Business net income	2,083	2,141	10,155	10,341
IFRS earnings per share (4) (in euros)	(0.44)	2.48	4.31	6.69

(1)Of which related to amortization expense generated by the intangible assets measured at their acquisition-date fair values: €559 million in the fourth quarter of 2023 and €443 million in the fourth quarter of 2022.
(2)For 2023, this amount mainly comprises an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and PRO-XTENTM technology platforms.
(3)In 2023, deferred tax related to investments in subsidiaries in connection with the proposed separation of the Consumer Healthcare business at the earliest in Q4 2024.
(4)Q4: Based on an average number of shares outstanding of 1,253.6 million in the fourth quarter of 2023 and 1,254.0 million in the fourth quarter of 2022.
    FY: based on an average number of shares outstanding of 1,251.7 million in the full year of 2023 and 1,251.9 million in the full year of 2022.

Appendix 5: Change in net debt

€ million	FY 2023	FY 2022
Business net income	10,155	10,341
Depreciation & amortization & impairment of property, plant and equipment and software	1,589	1,587
Other items	(621)	(955)
Operating cash flow	11,123	10,973
Changes in Working Capital	478	(477)
Acquisitions of property, plant and equipment and software	(1,771)	(1,594)
Free cash flow before restructuring, acquisitions and disposals	9,830	8,902
Acquisitions of intangibles assets, investments and other long-term financial assets (1)	(1,113)	(824)
Restructuring costs and similar items paid	(1,236)	(1,126)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (1)	997	1,531
Free cash flow	8,478	8,483
Acquisitions of investments in consolidated undertakings including assumed debt (2)	(4,484)	(1,192)
Proceeds from disposals of assets net of taxes (2)	—	101
Issuance of Sanofi shares	195	188
Acquisition of treasury shares	(593)	(497)
Dividends paid to shareholders of Sanofi	(4,454)	(4,168)
Other items	(498)	631
Change in net debt	(1,356)	3,546
Beginning of period	6,437	9,983
Closing of net debt	7,793	6,437
(1)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(2)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	December 31, 2023	December 31, 2022	Liabilities & equity (€ million)	December 31, 2023	December 31, 2022
			Equity attributable to equity holders of Sanofi	74,040	74,784
			Equity attributable to non-controlling interests	313	368
			Total equity	74,353	75,152
			Long-term debt	14,347	14,857
Property, plant and equipment - Owned Assets	10,160	9,869	Non-current lease liabilities	1,755	1,904
Right-of-use assets	1,654	1,815	Non-current liabilities related to business combinations and to non-controlling interests	501	674
Intangible assets (including goodwill)	73,573	71,532	Non-current provisions and other non-current liabilities	7,639	6,341
Non-current income tax assets	188	242	Non-current income tax liabilities	1,842	1,979
Non-current financial assets & investments in associates and deferred tax assets	10,069	9,153	Deferred tax liabilities	1,857	1,841
Non-current assets	95,644	92,611	Non-current liabilities	27,941	27,596
			Accounts payable & Other current liabilities	20,882	18,834
			Current liabilities related to business combinations and to non-controlling interests	208	105
Inventories, accounts receivable and other current assets	21,554	20,916	Current income tax liabilities	597	574
Current income tax assets	391	374	Current lease liabilities	275	277
Cash and cash equivalents	8,710	12,736	Short-term debt and current portion of long-term debt	2,045	4,174
Current assets	30,655	34,026	Current liabilities	24,007	23,964
Assets held for sale or exchange	15	85	Liabilities related to assets held for sale or exchange	13	10
Total assets	126,314	126,722	Total equity and liabilities	126,314	126,722

Appendix 7: Other current operating income net of expenses related to Regeneron

€ million	FY 2023	FY 2022
Monoclonal Antibodies Alliance
Income & Expense related to profit/loss sharing	(3,321)	(2,325)
Additional share of profit paid by Regeneron related to development costs	668	434
Regeneron commercial operating expenses reimbursement	(543)	(476)
Total: Monoclonal Antibody Alliance	(3,196)	(2,367)
Immuno-Oncology Alliance
Total Immuno-Oncology Alliance	—	16
Other Regeneron
Total others related to Regeneron (mainly Libtayo® and Zaltrap®) (1)	217	168
Total related to Regeneron	(2,979)	(2,183)
(1) In 2022, this line excludes an upfront payment of $900 million and a regulatory milestone payment of $100 million received by Sanofi from Regeneron in connection with the Amended IO Discovery Agreement signed in June 2022. These items are included in the Consolidated income statements line Other Operating Income.

Appendix 8: Currency sensitivity
2024 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.17
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.01
Currency exposure on Q4 2023 sales

Currency	Q4 2023
US $	46.0%
Euro €	21.0%
Chinese Yuan	5.7%
Japanese Yen	3.7%
Mexican pesos	2.7%
Brazilian Real	2.0%
Canadian $	1.6%
Australian $	1.2%
British Pound	1.2%
South Korean won	1.1%
Others	13.8%
Currency average rates

	Q4 2022	Q4 2023	Change
€/$	1.021	1.076	+5.4%
€/Yen	144.203	159.030	+10.3%
€/Yuan	7.264	7.778	+7.1%
€/Real	5.372	5.329	-0.8%
€/Ruble	64.072	99.644	+55.5%

Appendix 9: Definitions of non-IFRS financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the fourth quarter and the full-year 2023.

€ million	Q4 2023	2023
Net sales	10,919	43,070
Effect of exchange rates	(799)	(2,189)
Company sales at constant exchange rates	11,718	45,259
Business net income
Sanofi publishes a key non-IFRS indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•upfront payments and regulatory milestone payments recognized in the line item Other operating income and arising from transactions outside the scope of Sanofi's ordinary activities,
•financial (income)/expense related to liabilities carried at amortized cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.16. and B.17. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-IFRS financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	2023	2022
Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	10,258	10,526
Acquisition of property, plant and equipment and software	(1,771)	(1,656)
Acquisitions of intangibles assets, investments and other long-term financial assets(2)	(1,113)	(824)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(2)	997	1,531
Repayment of lease liabilities	(265)	(291)
Others	372	(803)
Free cash flow(3)	8,478	8,483
1 Most directly comparable IFRS measure to free cash flow.
2 Transactions up to €500 million per transaction.
3 Non IFRS indicator (see definition in Appendix 9).

Appendix 10: CSR dashboards

Data is presented in YTD unless stated otherwise.

Topic	Ambition	Progress
		FY 2023	FY 2022
Affordable access
Sanofi Global Health	Reach 1.5 million NCD patients by 2026 (cumulative since 2022) and 2 million by 2030	261,977 patients treated in 31 countries 33 active healthcare partnerships in 15 countries 3 investments signed through the Impact Fund	185,151 patients treated in 28 countries 19 active healthcare partnerships in 11 countries 1 investment signed through the Impact Fund
Vials donations	Donate 100,000 vials a year to treat people with rare diseases	1,163 patients treated 124,136 vials donated	1,122 patients treated 121,025 vials donated
Global Access Plans	Develop a Global Access Plan for all new products to make them available within two years after first launch	8 Global Access Plans initiated or developed covering more than 12 indications	2 Global Access Plans initiated
R&D for unmet needs
Sleeping sickness	Develop and supply innovative treatments to support the elimination of sleeping sickness by 2030	Data updated annually, next update in Q2 2024	1.5 million patients tested 837 patients treated
Polio	Provide inactivated polio vaccines (IPV) to UNICEF for GAVI countries to support polio eradication efforts	35 million IPV doses supplied to UNICEF for GAVI countries	47 million IPV doses supplied to UNICEF for GAVI countries
Pediatric cancer treatment development	Develop innovative treatments to eliminate cancer death in children	3 assets undergoing pre-clinical assessment First pediatric patient dosed with 1 clinical asset in a clinical study (less than 2 years after the 1st adult patient was dosed with this compound)	1 asset pre-clinical assessment complete 1 asset in protocol preparation for clinical study 1 additional asset identified for clinical development
Planet Care
Climate change - Carbon footprint (CO2 emissions)	55% reduction in scope 1&2 greenhouse gas emissions (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net zero emissions by 2045 (all scopes)	38% GHG reduction vs 2019	29% GHG reduction vs 2019
Renewable electricity	100% of renewable electricity in all our sites by 2030	79%	62%
Eco-car fleet	100% eco-car fleet in 2030	43% eco-car fleet	34% eco-car fleet
Blister free syringe vaccines	100% blister free syringe vaccines by 2027	39% blister free syringe vaccines	33% blister free syringe vaccines
Eco-design	All new products to be eco-designed by 2025	13 LCAs completed & 2 in progress (new and marketed products)	7 LCAs completed & 1 in progress (new and marketed products) Eco design digital solution launched
In and beyond the workplace

Global Gender balance	Ambition of 50% of women in senior leadership roles by 2025	44%	42%
	Ambition of 40% of women in executive roles by 2025	40%	37%
Engagement with communities	Engage socially and economically with all communities where we operate	12,240 volunteers 75,376 hours	6,825 volunteers 46,976 hours
From Leaders to Citizens	100% of Sanofi leaders have CSR in their development path	71% of the leaders have completed the eLearning phase 30% of the leaders have completed the full program	>50% of the leaders have completed the eLearning phase